

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-mail</u>
Jon M. Kurtz
Chief Executive Officer and President
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, Florida 34470

     Re: Alarion Financial Services, Inc.
               Revised Proxy Statement on Schedule 14A
               Filed March 23, 2012
               File No. 000-51843

Dear Mr. Kurtz:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Christian Windsor

               Christian Windsor
               Special Counsel